**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**April 16, 2010**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**Capital One Multi-asset Execution Trust**

**File No. 333-75276   CF#24778**

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Capital One Multi-asset Execution Trust submitted an application under Rule 24b-2 requesting an extension of a prior grant of confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on December 15, 2005.

Based on representations by Capital One Funding, LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1        through September 30, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel